April 24, 2025
Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn: Megan Masterson and Christine Dietz
Re: Unisys Corporation
Form 10-K for the fiscal year ended December 31, 2024
Filed February 21, 2025
File No. 001-08729
Ladies and Gentlemen:
Please allow this letter to serve as the response of Unisys Corporation’s (the “Company”) to the comments of the Staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 14, 2025, in response to the Company’s letter dated April 4, 2025, in response to the Staff’s letter dated March 17, 2025, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on February 21, 2025 (File No. 001-08729) (the “Form 10-K”).
For your convenience, our responses are prefaced by the exact text of the Staff’s comments in italicized text.
Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 30.
Comment
1.We note your response to prior comment 1 indicates that total contract value ("TCV") provides a useful leading indicator for investors to inform them of the company’s ability to generate future revenue. Although we understand that revenue is your primary measure, it is unclear why the disclosure of TCV in your filings would not provide useful information to an investor considering the extent to which you disclose and discuss these measures outside of your filings. Please revise to disclose and discuss, in future filings, the various TCV metrics that are currently provided in your earnings releases and presentations and include the limitations disclosures that were provided in your response. Refer to SEC Release No. 33-10751.
Company Response:

The Company acknowledges the Staff’s Comment and advises the Staff that the Company will be providing TCV disclosures in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.
Comment
2.Your response to prior comment 2 refers to L&S and Ex-L&S as Non-GAAP measures. Please explain your basis for labeling these as non-GAAP measures.
Company Response:
The Company acknowledges the Staff’s Comment and advises the Staff that the Company will remove references to Non-GAAP measures for the L&S and Ex-L&S disclosures within the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

If the Staff has further questions on this letter, please do not hesitate to call me at (215) 274-1816.
Respectfully Submitted,

/s/ Debra McCann
Debra McCann
Executive Vice President and Chief Financial Officer
Unisys Corporation

cc: Kristen Prohl
Senior Vice President, General Counsel,
Secretary and Chief Administration Officer